FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File No. 001-04226

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

Coral Towers, Paradise Island, The Bahamas
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X
If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110, (ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

SHAREHOLDER APPROVAL OF PROPOSED MERGER

On August 28, 2006, Kerzner International Limited (the “Company”) issued a press release announcing that the shareholders of the Company voted to approve the Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among K-Two Holdco Limited, K-Two Subco Limited and the Company at the Company’s extraordinary general meeting of shareholders.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

Statements about the expected timing, completion, and effects of the merger and all other statements in this document, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks, and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Kerzner International and K-Two Holdco Limited may not be able to complete the merger because of a number of factors, including the failure to satisfy the closing conditions. These factors, and other factors that may affect the business or financial results of Kerzner International, are described in Kerzner International’s filings with the U.S. Securities and Exchange Commission. Kerzner International does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 28, 2006	KERZNER INTERNATIONAL LIMITED
		By:	/s/ Richard M. Levine
		Name:	Richard M. Levine
		Title:	Executive Vice President &
General Counsel

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 28, 2006